UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-9300

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COCA-COLA ENTERPRISES SAVINGS PLAN FOR ORGANIZED

EMPLOYEES OF SOUTHERN NEW ENGLAND

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

Exhibit Index: Page 4

The Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England (the “Plan”) is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004

Statement of Change in Net Assets Available for Benefits for the Year Ended December 31, 2005

Notes to Financial Statements

Schedule of Assets at December 31, 2005

Signature

Exhibit 23.1 – Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

Exhibit 23.2 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES SAVINGS PLAN FOR ORGANIZED
EMPLOYEES OF SOUTHERN NEW ENGLAND
(Name of Plan)

By:	/s/ Joyce King-Lavinder
Joyce King-Lavinder
Member, Global Retirement Programs Committee

Date: June 27, 2006

Exhibit Index

Exhibit Number	Description
Exhibit 23.1 -	Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

Exhibit 23.2 -	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Coca-Cola Enterprises Savings Plan for Organized

Employees of Southern New England

As of December 31, 2005 and 2004 and For the Year Ended December 31, 2005

with Reports of Independent Registered Public Accounting Firms

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Financial Statements

And Supplemental Schedule

As of December 31, 2005 and 2004 and For the Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm

Global Retirement Programs Committee

Coca-Cola Enterprises Inc.

Atlanta, Georgia:

We have audited the accompanying statement of net assets available for benefits of Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England (the “Plan”) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2004 was audited by other auditors whose report dated June 24, 2005, expressed an unqualified opinion on that financial statement.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Banks, Finley, White & Co.

College Park, Georgia

June 23, 2006

R eport of Independent Registered Public Accounting Firm

Finance Committee of the Board of Directors

Coca-Cola Enterprises Inc.

We have audited the accompanying statement of net assets available for benefits of Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 24, 2005

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investment in Master Trust	$5,414,178	—
Participant loans	313,204	$289,837
Investments, at fair value	—	4,874,075

Net assets available for benefits	$5,727,382	$5,163,912

See accompanying notes to the financial statements.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$139,274
Interest and dividend	79,781
Investment income in Master Trust	81,964
Contributions:
Participant	587,937

Total additions	888,956

Deductions from net assets attributed to:

Net depreciation in fair value of investments in Master Trust	41,827
Distributions to Participants	282,914
Administrative expenses	745

Total deductions	325,486

Net increase in net assets available for benefits	563,470

Net assets available for benefits:
Beginning of year	5,163,912

End of year	$5,727,382

See accompanying notes to the financial statements.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is sponsored by Coca-Cola Enterprises Inc. (the “Company”).

The Plan was formed effective July 1, 1993 and restated effective January 1, 1997. The Plan is a defined contribution plan covering certain employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

Eligibility

Each employee who (1) has attained age 21 and worked at least one hour of service (1,000 hours of service prior to March 1, 2001) during a 12-month period and (2) is covered by the International Brotherhood of Teamsters, Local 1035, 677, 182, 317, 669, 687, or 693 bargaining units and who is eligible for the Plan under the terms of the collective bargaining agreement negotiated between the Company and such bargaining unit, shall become a participant on the entry date (first day of the pay period coincident with employment as an eligible employee having completed the age and service requirement) at which time the participant may elect to begin compensation deferrals.

Contributions

The Plan allows a participant to contribute up to 16% of eligible compensation, as defined, subject to the maximum allowed by the Internal Revenue Code (the “Code”). A participant may elect to change the rate of pre-tax contributions or suspend all pre-tax contributions at any time.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

Contributions (continued)

The Company may elect to contribute an amount determined annually by the Company. The Company made no contributions during 2005. Since inception, the Company has not made an employer contribution to this plan.

Participant Loans

Participants who are employed at the time of the loan request, including an employee on leave, may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years for general purpose loans and extend up to 15 years for the purchase of a primary residence. The balance in the participant’s account secures the loan and the loan bears interest at the prime rate as published in the Wall Street Journal on the second business day of the month preceding the date the loan is issued. Principal and interest are generally repaid in equal installments by a payroll deduction each paycheck which is applied directly to the participant’s account.

Vesting

Each participant shall always be 100% vested in his or her pre-tax contributions and rollover contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollover contributions, if any, and allocations of the Plan’s earnings and losses. The allocation of earnings and losses is based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

In the event a participant’s union membership status changes, the participant may elect to transfer his or her account out of this Plan. During the year ended December 31, 2005, there were no participant transfers.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

Withdrawals and Payments of Benefits

Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, death, disability or termination of employment.

Distributions to participants shall be made in a single lump sum payment if their vested account balance is less than $1,000. If the participant’s vested account balance is $1,000 or more, the Plan permits distribution under lump sum, installment payments or a combination of lump sum and installment payments at the discretion of the participant. If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Prior to the attainment of age 59 1/2, a withdrawal from these accounts would be available only for a financial hardship.

Plan Termination

The Company expects to continue the plan indefinitely but has the right under the Plan agreement to terminate the Plan. In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Reclassifications

Certain amounts have been reclassified in the Plan’s prior year financial statements to conform to the current year presentation.

Valuation of Investments

Effective August 1, 2005 the Plan began participation in the Coca-Cola Enterprises Inc Defined Contribution Plans Master Trust (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by JPMorgan Chase Bank, N.A. (the “Trustee”). Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.

Short-term investments are stated at fair value, which approximates cost and is based on quoted redemption values determined by the Trustee. Mutual funds and the common stock of The Coca-Cola Company and Coca-Cola Enterprises Inc. are valued based on quoted market prices on national exchanges on the last business day of the Plan year. Investments in collective trusts are stated at fair value, based on quoted redemption values as determined by the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

The INVESCO Stable Value Fund (the “INVESCO fund”) invests in guaranteed investment contracts (GICs), both traditional and synthetic, and cash equivalents. The synthetic guaranteed investment contracts (SICs) represent a diversified portfolio of corporate and government bonds, 103-12 investment entities, and pooled separate accounts; the underlying values of which are based on quoted redemption value as determined by the Trustee. These assets are held in the name of the Master Trust in conjunction with a corresponding contract (a “wrapper”) with the issuer of the SIC to provide a rate of return (based on investment experience and reset periodically) on the cost of the investments.

Contracts within the INVESCO fund are fully benefit-responsive and are therefore carried at contract value in accordance with AICPA Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

Valuation of Investments (continued)

Contribution Pension Plans.” At December 31, 2005, contract value approximated fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yield was approximately 4.6% for the year ended December 31, 2005. The crediting interest rate was approximately 4.6% at December 31, 2005. Participants investing in the INVESCO fund are subject to risk of default by issuers of the investment contracts and the specific investments underlying the SICs. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values of the underlying assets of the SICs and the values of the related wrapper contract are as follows:

December 31 2005
Fair value of the underlying assets of the SICs:
Fixed income securities	$2,668
Insurance Company Pooled Separate Account	—
Short Term Investment Fund	17,128
US Treasury Note	44,371
103-12 Investment Entities	1,949,610

2,013,777
Fair value of the related wrapper contracts	19,294

Contract value	$2,033,071

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Standards

The Plan will adopt the following new accounting pronouncement for the year ending December 31, 2006:

FASB Staff Position (FSP) No. AAG INV-1 and Statement of Position (SOP) 94-1-1 - Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP and SOP revises the definition of fully benefit-responsive investment contracts as of the last day of annual period ending after December 15, 2006 and sets forth new financial statement presentation and disclosure requirements for such contracts for plan years ending after December 15, 2006. In accordance with the new standards, guaranteed investment contracts meeting the definition within the FSP, while currently reported at contract value (see Valuation of Investments above), must be reported at fair value with adjustments to contract value shown on the face of the financial statements. It is anticipated that the financial statements of the Plan as of and for the year ended December 31, 2006 will meet all reporting and disclosure requirements of the FSP and the SOP.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

3. Investments

As of December 31, 2005, the Plan’s investment in the Master Trust was $5,414,178. From August 1 to December 31, 2005, the Plan’s investment in the Master Trust (including investments bought, sold, as well as held during the year) depreciated in fair value by $41,827.

The fair value of investments that individually represent 5% or more of the Plan’s net assets at December 31, 2005 is as follows:

Investment in Master Trust	$5,414,178

Between January 1, 2005 and July 31, 2005, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market price as follows:

Common stock	$60,501
Collective trust funds	3,504
Mutual funds	75,269

Total	$139,274

Investments that represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2004 are as follows:

Common Stock of Coca-Cola Enterprises Inc.	$331,121
Common Stock of The Coca-Cola Company	350,685
Putnam Asset Allocation: Balanced Fund	794,347
Putnam Fund for Growth and Income	804,627
Putnam Stable Value Fund	2,012,216
Putnam International Equity Fund	263,249
Participant loans	289,837

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

4. Transactions with Parties-in-Interest

Between January 1, 2005 and July 31, 2005, the Plan had the following transactions relating to common stock of Coca-Cola Enterprises Inc.:

	Shares	Fair Value	Realized Gain
Purchases	1,882	$37,481	—
Sales	(3,793)	$(73,808)	$61,981
Dividends received	—	$1,256	—

Between January 1, 2005 and July 31, 2005, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value	Realized Loss
Purchases	104	$4,410	—
Sales	(435)	$(18,574)	$(45,071)
Dividends received	—	$4,540	—

5. Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust

The Plan’s interest in the net assets of the Master Trust was approximately 0.4% at December 31, 2005.

The condensed statement of net assets for the Master Trust is as follows:

2005
Investments, at fair value:
Common/Collective trust funds	$43,618,332
Registered Investment Companies	526,298,689
Company Stock	274,630,754
Corporate Stock	74,406,506
JPMI Self-Directed Accounts	10,429,615
Stable Value Fund	192,149,771
50/50 Fund	136,080,530

Net assets	$1,257,614,197

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

5. Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust (continued)

The condensed statement of changes in net assets for the Master Trust is as follows:

August 1 to December 31, 2005
Additions:
Interest and Dividend Income	$23,097,743
Participant Contributions	33,867,355
Company Contributions	6,700,484

Total additions	63,665,582

Deductions:
Transfers out for benefit payments	42,412,635
Administrative expenses	312,855
Net loans (issued)	1,351,422
Net depreciation in fair value of investments	97,310,428

Total deductions	141,387,340

Net decrease	77,721,758

Net assets available for benefits:
Asset transfer from prior trustee 8/1/05	1,335,335,955

End of year	$1,257,614,197

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

5. Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust (continued)

Investments, including investments bought, sold, as well as held during the year by the Master Trust, appreciated (depreciated) in fair value as follows:

Net Appreciation (Depreciation) in Fair Value
August 1 to December 31, 2005
Common/Collective trust funds	$1,099,018
Registered Investment Companies	(963,902)
Company Stock	(67,146,913)
Corporate Stock	(7,675,335)
Stable Value Fund	3,520,519
50/50 Fund	(26,143,815)

$(97,310,428)

Between August 1, 2005 and December 31, 2005, the Master Trust had the following transactions relating to common stock of

Coca-Cola Enterprises Inc.:

	Shares	Fair Value	Realized Gain
Purchases	932,572	$18,585,516	—
Sales	(2,541,283)	$(50,344,890)	$3,710,083
Dividends received	—	$1,246,562	—

Balance at December 31, 2005	14,311,364	$274,630,754

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

5. Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust

Between August 1, 2005 and December 31, 2005, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value	Realized Gain
Purchases	26,308	$1,109,999	—
Sales	(260,086)	$(11,178,863)	$4,095,461
Dividends received	—	$1,110,000	—

Balance at December 31, 2005	1,845,858	$74,406,506

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 16, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Risks and Uncertainties

The Master Trust invests in various investment securities as directed by participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

EIN: 58-0503352 Plan Number: 010

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

* LOANS TO PARTICIPANTS	$313,204

*	Parties in Interest